INVEST IN **REELWURLD**

Make movies with the world



reelwurld.com Los Angeles CA

Entertainment | Technology | Software | Social Impact | Film

LEAD INVESTOR



Ryan Kerrison Lead Investor

As an experienced and perpetual pursuer of innovation and connectivity between change makers, original business models and their innate relationship with people, ReelwUrld was a standout enterprise. The infectious and unrelenting drive of the ReelwUrld team attracted me to their esteemed accomplishment that permeates across the ReelwUrld ecosystem. Their platform encapsulates the ideologies and thought leadership widely sought yet rarely found and essential today. My experience has revealed the plethora of challenges necessary to unite the entertainment and digital worlds with reality and the individual, making ReelwUrld such an attractive proposition to be a part of.

Invested $50,000 this round

Highlights

1. Fans create their own characters and *star as their characters* in movies and shows
2. 7.5M+ views on our first show produced with our community (Justice For Hire)
3. App simplifies the filmmaking process to make it easier to tell great stories
4. Incubated and accelerated at NYU, UCLA Anderson, StartED, and VentureOut

5 Advisors from Marvel, Legion M, the SEC, NASDAQ, FBI, New York Film Academy, Gizmodo
4 Incubated and accelerated at NYU, UCLA Anderson, StartED, and VentureOut

5. Advisors from Marvel, Legion M, the SEC, NASDAQ, FBI, New York Film Academy, Gizmodo
6. United as fans, we'll have a catalogue of intellectual property larger than any Hollywood studio

Our Team



Jan Lucanus Founder & Chief Executive Officer

Jan is an award-winning filmmaker, creator of the record-setting comic book series Justice For Hire, a 3X Tai Chi World Cup Champion, and a serial entrepreneur. He founded the media production company Creative Impulse Entertainment.

There is no "one reason why" I started ReelwUrld™. It's more so something that is calling to me to be built. I will say this, 1) social networks are already cinematic universes, there's just no story that ties all the content together, and 2) put fans in the movies and you have the ULTIMATE way for fans to have an impact on stories they love.



Andra Roxana Stanciu Cofounder & Chief Technology Officer

Andra, an accomplished software engineer and cultural innovator, is focused on building platforms that empower and enable the innate creative in every human.



Autumn Noel Kelly Cofounder & Chief of Narrative

A former staff writer at Newsweek and audience editor at Gizmodo/io9 (with an early stint in political strategy), Autumn believes the power of fandom can actually make the world a better place.

The Real "Hollywood in your Pocket"

ReelwUrld™ is building Hollywood 2.0 starting with our app, where a social network becomes a cinematic universe for any movie or show. In our Hollywood 2.0, **fans participate** in—act, write, produce—all their entertainment, **and share** in the success of their content and ReelwUrld's technology.


"We haven't seen technology that allows for fans to tell audio-visual stories set in their favorite franchises. ReelwUrld is building that software, and it can well be a game changer."
JEFF GOMEZ
CEO OF STARLIGHT RUNNER, ADVISOR TO STAR WARS & MARVEL

Star Wars and Marvel would be nothing without a the dollars SPENT BY US on tickets, toys, streaming services, and more. We have power in entertainment when we recognize how much our stories matter to our favorite stories (film and TV franchises). **The next step in entertainment is *your story.***

HOW THE APP WORKS

**Using Justice For Hire as an example.*


JFH


CHOOSE A ROLE
CREATE YOUR CHARACTER
MAKE CONTENT AS YOUR CHARACTER
YOUR CONTENT IMPACTS CINEMATIC UNIVERSE STORY
YOU ARE REMIXED INTO MOVIES & SHOWS
REELWURLD

Our long-term goal is to be the fan-owned, creator-owned home of fandom. You decide what and who you want to watch, even if it's you, and you share in the profits.


Make MOVIES & SHOWS with the World on an App! - Hollyw...
Watch later
Share
THE REAL
HOLLYWOOD


IN YOUR POCKET
Watch on YouTube

What is Justice For Hire (aka JFH)?

JFH is the first show and "crowdsourced cinematic universe" that ReelwUrld™ is producing with our community. It's about a fictional app that's like Uber for heroes—people across the world can hire a hero or become one and get paid. Anyone can join the cast of the show on the *real* JFH app (justiceforhire.app) and create scenes starring themselves as their own characters.


What is JFH?
What is JFH? - "Justice For Hire" Your Cinematic Universe E...
Watch later
Share
JFH
JUSTICE FOR HIRE
Watch on YouTube

What is a crowdsourced cinematic universe?

Imagine the Marvel Cinematic Universe, except Captain America and Iron Man were characters created and played by the fans. In a crowdsourced cinematic universe, fans create the characters and star as those characters in movies and shows that ReelwUrld™ helps produce. As opposed to a regular cinematic universe, which is all controlled by executives, and creators of the original characters are barely compensated or included in the production process (just handed a $5,000 paycheck.)

Our patent-pending Crowdosurced Cinematic Universe Model can be replicated for any story, any movie, any show, any franchise—and we intend on doing that for the world's biggest brands.


The ReelwUrld app can be white-labeled for any brand, franchise, or studio.
NETFLIX
DC
JFH


**Justice For Hire (aka
JFH) is our first brand.

Note: These are forward-looking statements. We do not yet have deals with any of these brands.

How is ReelwUrld™ innovating?

We think differently about social video. ReelwUrld's approach is to simplify the directorial process, which has been overlooked by editing software providers and social video apps. Great movies have great directors behind them.

Our technology guides storytelling, provides camera and performance direction, and instructs collaboration between community members. The results are cinematic videos that are united by story.


The app is a Hollywood studio in your pocket
Make movies, TV shows, commercials
Create original characters
Guide fan storytelling via prompts
Provide camera direction
Instruct collaboration

Remember at the top of the page we said "Real Hollywood in your Pocket"? This is what it looks like--our app makes making a movie as easy as posting on social media by condensing all of Hollywood's stages of creating, producing, and releasing a film into a simple app experience.


App truncates every stage
of filmmaking
Traditional film life cycle
1
DEVELOPMENT
- Find ideas
- Outline
- Write script
2
PRE-PRODUCTION
- Talent/Crew
- Location
- Contracts
- Schedule
- Budget
- Rehearse
3
PRODUCTION
- Rent equipment
- Film w/ cast
& crew
4
POST-PRODUCTION
- Edit
- VFX
- Sound
- Music
- Color
5
DISTRIBUTION
- Designate platform
- Franchise timeline
6
MARKETING
- Audience messaging
- Audience activation
Making a movie is as easy as posting on social media.

Who is ReelwUrld™ for?

ReelwUrld™ aims to be the hub for creative fandom—the biggest conductor of collective storytelling in the world. *Any* company or person that wants to

connect with or build an audience is within our addressable market.


OUR AUDIENCE
audience members
UNTAPPED MARKET
HIGHLY MOTIVATED
CONSTANT DEMAND
filmmakers
LARPers
REELWURLD
content creators
cosplayers
fandom

How will ReelwUrd™ change the world?

The world needs a social network that uplifts culture, not exploits it. ReelwUrld's core value is that *every* story across the world deserves to be seen and heard, and ReelwUrld™ gives the world a way to tell their stories together—fostering active compassion, personal growth, and education above all else. Authentic stories create a better world and are fun to share.


Your Cinematic Universe - Jeff Gomez teaser - New York Co...
Watch later
Share
"DO NOT WAGE WAR
WITH YOUR CUSTOMERS."
Watch on YouTube

How will ReelwUrld™ make money?

ReelwUrld™ is focused on accumulating diverse revenue streams by offering value to both fans *and* brands. This strategy allows us to generate revenue from our services, our technology, and from the content and experiences ReelwUrld™ communities create. For example, studios will pay us to use our app for their movies and shows to offer audiences the ultimate form of engagement.


ACCUMULATING REVENUE STREAMS
Includes revenue from the ReelwUrld app(s), content, and studio as a whole.
Revenue type
Revenue
Production services
Development deals
Advertising
IP licensing
App licensing


In-app purchases
Events
Merchandise
2021
2022
2023
Beyond
YEAR OF RELEASE

This slide contains forward-looking projections that cannot be guaranteed.

Why invest?

If you like movies, shows, gaming, cosplay, LARPing, acting, writing, directing, creating with others, or just making videos from your phone, ReelwUrld™ is for you.

If you like being ahead of the curve, at the peak of a wave, on the bleeding edge of technology and culture, then ReelwUrld™ is for you.

If you want to help forge an equitable future, where story and character are wielded as tools to craft a better society, then **ReelwUrld™ is for you.**

All that said, you can **watch the video below on how we'll be allocating the funds raised during this campaign.**


Why We're Raising on WeFunder - Film & TV's Future | Reelw...
Watch later
Share
WHY WE'RE RAISING $$
WHY WE'RE RAISING $$
Watch on YouTube

CONGRATULATIONS! You made it through most of our presentation. As a **BONUS**, sit back, put on some retro synthwave (as you gaze upon the spoiler graphic below), and take a short journey through ReelwUrld's history.


SPOILERS
REELWURLD'S HISTORY
STARTS NOW

Our History

Here's a few videos to expand your wUrld view (*See what we did there?*).

We started by looking at the entire entertainment ecosystem as a whole, then focused more on the untapped power of the audience. **We spent YEARS figuring out exactly how to make it easy for an audience member to get into a movie or show.** We did so by creating screen tests, experimenting with everything **from inserting people into scenes** like the one below, starring Jan's son in place of Michael Jackson...


What if YOU could be Michael Jackson in Thriller? | ReelwUr...
Watch later
Share
Watch on YouTube

...to building story structures that allow for anyone to create their own scenes, like this one made by **brilliant** 9-year-old **Taj Sood (shoutout to his video game** pioneer dad, Ravi) and Darby Walker of *The Voice*.


"Piano" - A ReelwUrld Story ft. Taj Sood & Darby Anne Walker
Watch later
Share
Watch on YouTube

Of course, without having film studios and TV networks onboard to produce blockbusters that include content from and appearances by creative fans ***(because Hollywood can be very slow to change with the times)***, half of the equation was incomplete. Since we figured out how to help anyone with a phone tell their story and insert them into a larger story, we **decided to build a shared story world - a cinematic universe - where stories can interconnect and**

characters can interact. Enter our first wUrld, *Justice For Hire*, which doubles as our first show, since we gather content from the audience which we then edit into a series.


Justice For Hire | One App to Unite All Heroes (2020 Trailer)
Watch later
Share
One app to unite
all heroes.
Watch on YouTube
JFH TRAILER

We released this trailer for *Justice For Hire* after we won the award for Best Web Series at WarnerMedia's 2020 Urban Action Showcase...

...Then we went viral on TikTok. Here's our THANK YOU video to our new fans around the world for over 7.5 Million views and thousands of inspiring comments on our first episode of *JFH*.


JFH FAN TRIBUTE - Celebrating 7.4 MILLION+ Views on Tik...
Celebrating
7.4M views
Watch on YouTube

Our entire approach to content and technology is the result of years of dedication and focus, and we've been fortunate to have great support along way. ReelwUrld™ was incubated at NYU, UCLA Andersen, and other wonderful institutions. We also spent time at one of the most active startup accelerators in the world, VentureOut, where this documentary miniseries on ReelwUrld™ was made.


Episode 1: An inside look into VentureOut's New Media Pro...
Watch later
Share
Inside VentureOut's
New Media Program


EPISODE 01
Watch on YouTube

We also had our own panel at New York Comic Con's Metaverse main stage with our fancy thought leader friends and advisors Ahmed Best (*Star Wars: Jedi Temple Challenge* & *Episodes 1-3*), Jeff Gomez (world's leading Transmedia producer, consultant to Disney on Star Wars & Marvel), Danny Fingeroth (author of Stan Lee's biography, former editor of *Spider-Man* comics), Aaron Vanek (founder of LARP Census). The panel is co-hosted by ReelwUrld™ founder Jan Lucanus, DJ'd by global cyberpunk phenomenon Angelspit (yeah, we got a DJ for a panel), and moderated by co-founder Autumn Noel Kelly (former Newsweek journalist, Audience Development Editor for iO9 & Gizmodo).


Your Cinematic Universe | Worldbuilding with Fans & Franch...
Watch later
Share
NYCC
FINDTHEMETAVERSE.COM
Watch on YouTube

We're all about transparency. ReelwUrld™ regularly shares company thinking and meetings on channels open to the public. **This spans from our JFH Community App Tests to our Advisory Board meetings.**


ReelwUrld Board of Advisors and Lead Investor Ryan Kerris...
Watch later
Share
Watch on YouTube

This is still just the beginning of our story, and it continues with you and people around the world. ReelwUrld™ is pioneering a new industry of social-filmmaking, where anyone with a phone is empowered to share their story cinematically.


ReelwUrld is the Future of Film, TV, and Commercials | Inve...
Watch later
Share
Culture's most disruptive investment
It's a movie!
Watch on YouTube